

NHI

Q1 2019 SUPPLEMENTAL

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS AND RISK FACTORS:

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may," "will," "believes," anticipates," "expects," "intends," "estimates," "plans," and other similar expressions are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the risks which are described under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2018. In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation. Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous. Unless otherwise noted, all amounts are unaudited and are as of or for the the quarter ended March 31, 2018.

COVER: Sagewood Senior Living Community, operated by Life Care Services in Phoenix, AZ

■ **NATIONAL HEALTH INVESTORS, INC. (NYSE: NHI),** is a real estate investment trust specializing in sale-leaseback, joint-venture, mortgage and mezzanine financing of need-driven and discretionary senior housing and medical investments. NHI's portfolio consists of independent, assisted and memory care communities, entrance-fee retirement communities, skilled nursing facilities, medical office buildings and specialty hospitals.

HIGHLIGHTS

- Diversified portfolio of exceptional healthcare properties
- Conservatively managed balance sheet
- Industry leading FFO growth
- Strong growing dividend



AS OF MAY 6, 2019

152	SENIOR HOUSING
76	SKILLED NURSING
3	HOSPITAL
2	MEDICAL OFFICE

| 233 | 34 | 33 |
| PROPERTIES | OPERATING PARTNERS | STATES |

Excludes properties held for sale



PARTNERS¹

14% NHC
9% ENSIGN
2% BROOKDALE (BKD)
1% ACADIA
1% QUORUM
12% HOLIDAY
4% LCS
18% BICKFORD
16% SLC
4% HSM
3%² CHANCELLOR
3% SLM
2% PRESTIGE
9% OTHER
2% SMALL

| Regional 55% | Small 2% |
| Public 27% | National Private Chain 16% |



ASSETS¹

6% SENIOR LIVING CAMPUS
1%³ OTHER INCOME
29% SKILLED
3% HOSPITAL & MOB
14% ENTRANCE FEE
20% INDEPENDENT LIVING
27% ASSISTED LIVING

| Sr. Hsng. Need-Driven 33% | Medical 32% |
| Sr. Hsng. Discretionary 34% | |

¹ *Based on annualized cash revenue of $279,990,000 in place at March 31, 2019*
² *Includes 5 buildings transferred to Chancellor from the LaSalle Group*
³ *Other income consists primarily of revenue from non-mortgage notes receivable*

SUMMARY INFORMATION
(dollar and share amounts in thousands)

QUARTER ENDED / AS OF	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Balance Sheet Data					
Gross cost of real estate assets	$ 2,903,317	$ 2,818,365	$ 2,807,389	$ 2,803,950	$ 2,683,685
Total assets	2,806,268	2,750,570	2,671,009	2,673,236	2,559,428
Total liabilities	1,390,284	1,360,857	1,307,609	1,311,864	1,239,547
Total stockholder's equity	1,415,984	1,389,713	1,363,400	1,361,372	1,319,881
Operating Data					
Total revenue[1]	$ 76,107	$ 73,995	$ 74,915	$ 72,956	$ 72,746
Rental revenue - GAAP[1]	69,863	70,004	71,688	69,869	69,253
Straight-line rents	5,228	5,271	5,719	5,835	5,962
Rental revenue - Cash[1]	64,635	64,733	65,969	64,034	63,291
Adjusted EBITDA[2]	68,233	70,522	71,751	69,968	67,950
Interest expense[1]	13,518	12,847	12,374	12,220	11,614
General & administrative expense	4,014	2,818	2,793	2,765	4,170
Funds from operations per diluted common share	1.31	1.30	1.39	1.33	1.34
Normalized FFO per diluted common share	1.31	1.35	1.39	1.38	1.35
Normalized AFFO per diluted common share	1.22	1.27	1.28	1.26	1.22
Regular dividends declared per common share	1.05	1.00	1.00	1.00	1.00
Capitalization					
Common shares outstanding at end of each period	43,199	42,700	42,231	42,172	41,532
Market value of equity at end of each period	$ 3,393,306	$ 3,227,693	$ 3,192,241	$ 3,107,233	$ 2,794,688
Total debt	1,287,205	1,281,675	1,220,135	1,225,720	1,160,226
Net debt	1,282,028	1,277,016	1,217,497	1,222,675	1,156,996
Total market capitalization, including net debt	4,675,334	4,504,709	4,409,738	4,329,908	3,951,684
Ratios					
Interest coverage ratio[1]	5.0x	5.5x	5.8x	5.7x	5.9x
Fixed charge coverage ratio	5.1x	5.6x	6.0x	6.0x	6.3x
Net debt to adjusted EBITDA (annualized)	4.6x	4.5x	4.2x	4.3x	4.3x
Dividend payout ratio for normalized FFO	80.2%	74.1%	71.9%	72.5%	74.1%
Dividend payout ratio for normalized AFFO	86.1%	78.7%	78.1%	79.4%	82.0%
Net debt as a percentage of market capitalization	27.4%	28.3%	27.6%	28.2%	29.3%
Secured debt as a percentage of net debt	10.9%	11.0%	11.5%	11.5%	12.2%
Portfolio Statistics					
Number of properties (includes mortgages)	232	232	230	229	220

[1] *Certain balances were reclassified to conform the presentation of prior periods to the current period.*
[2] *For all periods presented the calculation of EBITDA includes GAAP interest expense, which excludes amounts capitalized during the period.*

PERFORMANCE

Normalized FFO / Share (CAGR)   NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on mid-point of 2019 guidance and reported normalized FFO

Dividends   Regular Special Expected



Dividends / Share (CAGR)   NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on mid-point of 2019 guidance

Total Return   NHI MSCI US REIT Index S&P 500 TR Index



General & Administrative Cost as % of Total Revenue



INVESTMENTS

WE INVEST IN RELATIONSHIPS, NOT JUST PROPERTIES

- FOCUSED ON GROWING WITH OUR 34 OPERATING PARTNERS AND SELECT NEW CUSTOMERS

- DIVERSIFIED INVESTMENT PLAN EMPHASIZING PRIVATE PAY SENIOR HOUSING PROPERTIES

- EXPERIENCED OPERATORS WITH PROVEN RECORD OF QUALITY CARE AND VALUE CREATION

Investment History*
($ in millions)





INVESTMENT STRUCTURE

NOTES 7%

LEASE 93%

Existing Relationship   New Relationship

*Average age of properties acquired since 2012 is **18.2 years**, total portfolio average age is **23.8 years** (excludes properties held for sale)

($, in 000's)	Asset Type	Investment Type	Units/ Buildings[1]	Location	Initial Yield	Total		Funded		Remaining	
Recent Investments											
Q2 2019											
Comfort Care Senior Living	AL	Lease	60/1	MI	7.75%	10,800		(10,800)		—	
Q1 2019											
Holiday Retirement	IL/AL	Lease	232/1	FL	6.71%	38,000		(38,000)		—	
Wingate Healthcare	SLC	Lease	267/1	MA	7.50%	52,200		(50,300)		1,900	
						$	101,000	$	(99,100)	$	1,900
Q4 2018											
Life Care Services	EFC	Senior Note	466/1	AZ	7.25%	118,800		(77,118)		41,682	
Life Care Services	EFC	Construction Loan	101/1	AZ	8.50%	61,200		(15,612)		45,588	
Ignite Medical Resorts	SNF	Development Lease	144/1	WI	9.50%	25,350		(6,621)		18,729	
Q3 2018											
Bickford Senior Living	SHO	Construction Loan	64/1	MI	9.00%	14,700		(4,042)		10,658	
Q2 2018											
Bickford Senior Living	SHO	Lease	320/5	OH, PA	6.85%	69,750		(69,750)		—	
Ensign Group	SNF	Lease	264/2	TX	8.10%	29,000[2]		(29,000)		—	
Comfort Care	SHO	Lease	106/2	MI	8.10%	17,100		(17,100)		—	
Q1 2018											
Ensign Group	SNF	Lease	121/1	TX	8.20%	14,404[2]		(14,404)		—	
Bickford Senior Living	SHO	Construction Loan	60/1	VA	9.00%	14,000		(6,134)		7,866	
						$	364,304	$	(239,781)	$	124,523
Development Activity											
Life Care Services	EFC	Senior Note	220/1	WA	6.75%	$	60,000	$	(58,975)	$	1,025
Bickford Senior Living	SHO	Construction Loan	60/1	MI	9.00%	$	14,000	$	(13,191)	$	809
Woodland Village	SHO	Expansion	44/1	WA	8.50%	$	7,450	$	(7,268)	$	182
Senior Living Communities	SHO	Renovation	N/A	Various	7.08%	$	6,830	$	(5,808)	$	1,022

[1] *Building count excludes renovations*
[2] *Excludes $1,250,000 contributed by Ensign Group per property*

FINANCIAL

A DISCIPLINED APPROACH TO VALUE CREATION

- LOW LEVERAGE BALANCE SHEET
- STAGGERED LONG-TERM DEBT MATURITIES
- TARGET 60/40 EQUITY/DEBT FUNDING MIX



Normalized FFO (per diluted share) **Dividend Payout**

	2017	2018	2019[2]
Normalized FFO	$5.29	$5.46	$5.48
Dividend Payout	$3.80	$4.00	$4.20



Adjusted EBITDA

2017	2018	2019[1]
$265.0	$280.2	$278.9



Normalized AFFO (per diluted share)

2017	2018	2019[2]
$4.75	$5.04	$5.07

[1] *Annualized, see page 17 for reconciliation*
[2] *Based on mid-point of guidance range; Expected dividend based on Q1 declared dividend of $1.05*

CAPITAL STRUCTURE

Fixed Charge Coverage


10x
8x
6x
4x
2x
0x
5.8x
6.8x
5.6x
5.1x
2016
2017
2018
2019


DEBT[1]
UNSECURED, VARIABLE
30%
UNSECURED, FIXED
59%
11%
SECURED, FIXED

Revolver Liquidity


$800
$700
$600
$500
$400
$300
$200
$100
$0
$223.0
$527.0
$466.0
$461.0
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Balance
Available

Net Debt to Adjusted EBITDA


5x
4x
3x
2x
1x
0x
4.4x
4.2x
4.5x
4.6x
2016
2017
2018
2019[2]

($, in 000's)	Amount	Rate[3]	% of Total	Maturity[3]
Secured Debt				
Fixed Rate				
HUD Mortgage Loans	$ 44,016	4.04%	3.4%	17 years
Fannie Mae Mortgage Loans	95,958	3.94%	7.4%	6 years
Total Secured Debt	139,974			
Unsecured Debt				
Fixed Rate				
Term Loans	250,000	3.34%[4]	19.2%	3 years
Private Placement	400,000	4.15%	30.8%	6 years
Convertible Senior Notes	120,000	3.25%	9.2%	2 years
Variable Rate				
Term Loans[5]	300,000	3.56%	23.1%	4 years
Revolving Credit Facility	89,000	3.64%	6.9%	3 years
Total Unsecured Debt	1,159,000			
Subtotal	1,298,974	3.72%	100.0%	
Note Discounts	(2,497)			
Unamortized Loan Costs	(9,272)			
Total Debt	$ 1,287,205			

[1] *Excludes impact of unamortized discounts and loan costs*
[2] *Annualized, see page 17 for reconciliation*
[3] *Weighted average*
[4] *Fixed using derivative rate swaps, which mature in 2019 and 2020*
[5] *Effective 4/1/2019 $200,000,000 in variable term loans were swapped to fixed. See 10-Q filed 5/7/19.*

EBITDARM LEASE COVERAGE

NHI TOTAL PORTFOLIO

Property Type	SHO	SNF	HOSP	MOB	TOTAL
Properties	133	72	3	2	210
Q4'17	1.23x	2.50x	2.05x	3.85x	1.65x
Q4'18	1.16x	2.66x	1.85x	4.76x	1.63x

Property Class	Need Driven	Need Driven excl. Bickford	Need Driven excl. Bickford & BKD	Discretionary	Discretionary excl. SLC & Holiday	Medical	Medical excl. NHC
Properties	96	48	39	37	3	77	35
Q4'17	1.18x	1.16x	1.17x	1.29x	2.08x	2.48x	1.59x
Q4'18	1.08x	1.07x	1.11x	1.24x	2.22x	2.60x	1.72x

Customers	NHC	SLC	Bickford	Holiday[1]
Properties	42	9	48	25
Q4'17	3.60x	1.30x	1.20x	1.16x
Q4'18	3.72x	1.18x	1.09x	1.16x

NHI SAME-STORE PORTFOLIO[2]

Property Type	SHO	SNF	HOSP	MOB	TOTAL
Properties	118	72	3	2	195
Q4'17	1.26x	2.50x	2.05x	3.85x	1.69x
Q4'18	1.19x	2.66x	1.85x	4.76x	1.68x

Property Class	Need Driven	Need Driven excl. Bickford	Need Driven excl. Bickford & BKD	Discretionary	Discretionary excl. SLC & Holiday	Medical	Medical excl. NHC
Properties	81	42	33	37	3	77	35
Q4'17	1.22x	1.20x	1.22x	1.29x	2.08x	2.48x	1.59x
Q4'18	1.14x	1.14x	1.21x	1.24x	2.22x	2.60x	1.72x

Customers	NHC	SLC	Bickford	Holiday[1]
Properties	42	9	39	25
Q4'17	3.60x	1.30x	1.23x	1.16x
Q4'18	3.72x	1.18x	1.15x	1.16x

All tables based on trailing 12 months; excludes loans & mortgages; excludes development and lease up properties in operation less than 24 months; excludes properties held for sale; includes proforma cash rent for stabilized acquisitions in the portfolio less than 24 months; excludes results from SH Regency Leasing, LLC

[1] Holiday EBITDARM coverage would be 1.25x adjusting for the impact of recent lease amendment (see 10-K filed February 19, 2019)
[2] Excludes properties that have transitioned operators in past 24 months

INDUSTRY PARTNERS

		Ownership	Market Focus	% of Revenue[1]
	Bickford Senior Living manages or operates over 50 independent living, assisted living, and memory care branches throughout the country. They are also an experienced developer, constructing over 150 communities.	Private	SHO	18%
	Senior Living Communities owns and operates luxury retirement communities located in Connecticut, South Carolina, North Carolina, Florida, Georgia and Indiana.	Private	SHO	16%
	Founded in 1971, National HealthCare Corporation (NYSE: NHC) is a publicly traded operator, specializing in skilled nursing centers along with assisted and independent living facilities. NHC oversees more than 9,000 skilled nursing beds across 10 states, with properties located in the Southeastern, Northeastern, and Midwestern parts of the United States.	Public	SNF/SHO	14%
	Holiday Retirement is one of the largest providers of independent living communities in the U.S. Founded in 1971, they are a privately held company and currently operate more than 300 facilities.	Private	SHO	12%
	The Ensign Group (NASDAQ: ENSG) provides skilled nursing and assisted living services, physical, occupational and speech therapies, home health and hospice services, urgent care and other rehabilitative services.	Public	SNF	9%
	Health Services Management is a non-profit formed in 2000. The Company operates more than 20 skilled nursing and assisted living facilities located in Florida, Indiana, Tennessee, and Texas.	NFP	SNF	4%
	Based in Des Moines, Iowa, and established in 1971, Life Care Services operates and develops continuing care retirement communities, stand-alone assisted living, memory care, and rental communities nationwide.	Private	SHO	4%
	Chancellor Health Care is based in Windsor, California and formed in 1992. Chancellor operates on the full continuum of care and has 8 properties across 4 states, which include California, Colorado, Maryland and Oregon, and serves over 750 seniors.	Private	SHO	3%
	Senior Living Management Corporation is based in Coconut Creek, Florida and operates assisted living, memory care and skilled nursing facilities in Florida, Georgia and Louisiana.	Private	SHO	3%
	Prestige Care and Prestige Senior Living operate a family of more than 80 senior care communities throughout the western United States. Founded in 1985, Prestige provides a comprehensive senior service experience offering assisted living, independent living, memory care, home health, skilled nursing and rehabilitation.	Private	SHO	2%

[1]*Based on annualized cash revenue of $279,990,000 for contracts in place at March 31, 2019*

LEADERSHIP
INVESTING IN RELATIONSHIPS



Eric Mendelsohn
President & CEO



Kristin S. Gaines
Chief Credit Officer



Roger R. Hopkins
Chief Accounting Officer



Kevin Pascoe
Chief Investment Officer



John Spaid
EVP, Finance



Michelle Kelly
SVP, Investments



Colleen Schaller
Director, Investor Relations



Ron Reel
Controller

ANALYST COVERAGE

Chad Vanacore, Stifel, Nicolaus & Company
Dana Hambly, Stephens Inc.
Daniel Bernstein, Capital One Securities, Inc
Eric Fleming, Suntrust

John Kim, BMO Capital Markets
Jordan Sadler, Key Banc Capital Markets
Peter Martin, JMP Securities
Todd Stender, Wells Fargo

INVESTOR RELATIONS

National Health Investors, Inc. | 222 Robert Rose Drive | Murfreesboro, Tennessee 37129 | 615.890.9100



BALANCE SHEETS
(in thousands, except per share amounts)

		March 31, 2019		December 31, 2018
Assets				
Real estate properties				
Land	$	207,380	$	202,196
Buildings and improvements		2,676,127		2,599,526
Construction in progress		19,810		16,643
		2,903,317		2,818,365
Less accumulated depreciation		(468,562)		(451,483)
Real estate properties, net		2,434,755		2,366,882
Mortgage and other notes receivable, net		257,481		246,111
Cash and cash equivalents		5,177		4,659
Straight-line rent receivable		75,123		105,620
Assets held for sale,net		3,745		—
Other assets		29,987		27,298
Total Assets	$	2,806,268	$	2,750,570
Liabilities and Stockholders' Equity				
Debt	$	1,287,205	$	1,281,675
Accounts payable and accrued expenses		22,532		19,890
Dividends payable		45,359		42,700
Lease deposit liabilities		10,638		10,638
Deferred income		24,550		5,954
Total Liabilities		1,390,284		1,360,857
Commitments and Contingencies				
National Health Investors Stockholders' Equity:				
Common stock, $.01 par value; 60,000,000 shares authorized;				
43,199,318 and 42,700,411 shares issued and outstanding		432		427
Capital in excess of par value		1,406,822		1,369,919
Cumulative net income in excess of dividends		8,388		18,068
Accumulated other comprehensive income		342		1,299
Total Stockholders' Equity		1,415,984		1,389,713
Total Liabilities and Equity	$	2,806,268	$	2,750,570

Certain balances were reclassified to conform the presentation of prior periods to the current period.

STATEMENTS OF INCOME
(in thousands, except share and per share amounts)

Quarter Ended March 31,		2019		2018
Revenues				
Rental income	$	70,953	$	69,253
Investment income and other		5,154		3,493
		76,107		72,746
Expenses				
Depreciation		18,491		17,335
Interest, including amortization of debt discount and issuance costs		13,518		11,614
Legal		270		111
Franchise, excise and other taxes		545		346
General and administrative		4,014		4,170
Property costs paid from tenant escrow		1,090		—
Loan and realty losses		2,500		—
		40,428		33,576
Income before investment and other gains and losses		35,679		39,170
Loss on convertible note retirement		—		(738)
Net income	$	35,679	$	38,432
Weighted average common shares outstanding:				
Basic		42,825,824		41,532,154
Diluted		43,125,032		41,576,876
Earnings per common share:				
Net income attributable to common stockholders - basic	$	.83	$	.93
Net income attributable to common stockholders - diluted	$	.83	$	.92

Certain balances were reclassified to conform the presentation of prior periods to the current period.

FFO, AFFO & FAD
(in thousands, except share and per share amounts)

Quarter Ended March 31,		2019		2018
Net income attributable to common stockholders	$	35,679	$	38,432
Elimination of certain non-cash items in net income:				
Depreciation		18,491		17,335
Impairment of real estate		2,500		—
Funds from operations		56,670		55,767
Loss on convertible note retirement		—		738
Recognition of unamortized note receivable commitment fees		—		(515)
Normalized FFO		56,670		55,990
Straight-line rent income, net		(5,228)		(5,962)
Amortization of lease incentives		168		63
Amortization of original issue discount		193		221
Amortization of debt issuance costs		700		614
Normalized AFFO		52,503		50,926
Non-cash share-based compensation		2,001		1,425
Normalized FAD	$	54,504	$	52,351
BASIC				
Weighted average common shares outstanding		42,825,824		41,532,154
FFO per common share	$	1.32	$	1.34
Normalized FFO per common share	$	1.32	$	1.35
Normalized AFFO per common share	$	1.23	$	1.23
DILUTED				
Weighted average common shares outstanding		43,125,032		41,576,876
FFO per common share	$	1.31	$	1.34
Normalized FFO per common share	$	1.31	$	1.35
Normalized AFFO per common share	$	1.22	$	1.22
PAYOUT RATIOS				
Regular dividends per common share	$	1.05	$	1.00
Normalized FFO payout ratio per diluted common share		80.2%		74.1%
Normalized AFFO payout ratio per diluted common share		86.1%		82.0%

Certain balances were reclassified to conform the presentation of prior periods to the current period.

PORTFOLIO SUMMARY
($ in thousands)

	Properties	Units/ Sq. Ft*	YTD GAAP Revenue	YTD Straight Line	YTD Cash Revenue	Full Year Impact [1]	Annualized Cash Revenue
Leases							
Senior Housing - Need Driven							
Assisted Living	91	4,800	$ 19,499	$ 1,662	$ 17,837	$ 53,205	$ 71,042
Senior Living Campus	11	1,625	4,071	293	3,778	11,977	15,755
Total Senior Housing - Need Driven	102	6,425	23,570	1,955	21,615	65,182	86,797
Senior Housing - Discretionary							
Independent Living	31	3,644	11,372	1,783	9,589	29,706	39,295
Entrance-Fee Communities	10	2,306	12,782	1,254	11,528	34,581	46,109
Total Senior Housing - Discretionary	41	5,950	24,154	3,037	21,117	64,287	85,404
Total Senior Housing	143	12,375	47,724	4,992	42,732	129,469	172,201
Medical Facilities							
Skilled Nursing	72	9,433	20,020	361	19,659	58,976	78,635
Hospitals	3	207	1,998	(10)	2,008	6,025	8,033
Medical Office Buildings	2	88,517*	167	5	162	488	650
Total Medical Facilities	77	9,640	22,185	356	21,829	65,489	87,318
Current Year Disposals and Held For Sale	2	56	(46)	(120)	74	(74)	—
Total Leases	222	22,071	69,863	5,228	64,635	194,884	259,519
Escrow funds received from tenants			1,090		1,090	(1,090)	—
Total Rental Income			70,953		65,725	193,794	259,519
Mortgages and Other Notes Receivable							
Senior Housing - Need Driven	6	372	1,196		1,196	3,588	4,784
Senior Housing - Discretionary	2	857	2,713		2,713	8,140	10,853
Skilled Nursing	4	270	168		168	503	671
Other Notes Receivable	—	—	1,041		1,041	3,122	4,163
Total Mortgage and Other Notes	12	1,499	5,118		5,118	15,353	20,471
Investment and Other Income			36		36	(36)	—
Total Revenue			$ 76,107	$ 5,228	$ 70,879	$ 209,111	$ 279,990

[1] Full year adjustment is based on Q4 revenue which includes non-compliant lease portfolios discussed in the 10-K filed on February 19, 2019.

PORTFOLIO INFORMATION

Tenant Purchase Options ($ in thousands)

Asset Type	Number of Facilities	Lease Expiration	1st Option Open Year	Option Type	Current Cash Rent	% of Total[1]
MOB	1	February 2025	Open	A	302	0.11%
SHO	4	September 2027	Open	D	1,560	0.56%
HOSP	1	September 2027	2020	B	2,673	0.95%
SHO	8	December 2024	2020	B	6,027	2.15%
HOSP	1	March 2025	2020	D	1,900	0.68%
SHO	2	May 2031	2021	D	4,892	1.75%
HOSP	1	June 2022	2022	A	3,460	1.24%
SNF	7	August 2028	2025	C	3,732	1.33%
SNF	1	September 2028	2028	C	463	0.17%
Various	8	—	Thereafter		4,195	1.50%
						10.44%

Option Type:
A. greater of fixed base price or fair market value
B. a fixed base price plus a specified share on any appreciation
C. fixed base price
D. a fixed capitalization rate on lease revenue

[1]*Based on annualized cash revenue of $279,990,000 for contracts in place at March 31, 2019*

Lease Maturities [2] (annualized cash rent; $ in thousands)

	# of Properties	SHO	SNF	Other	Total
2019	1	307	—	—	307
2020	6	2,798	—	348	3,146
2021	2	800	1,245	—	2,045
2022	4	809	—	3,460	4,269
2023	15	11,517	2,841	—	14,358
2024	19	15,648	—	—	15,648
2025	3	492	—	2,202	2,694
2026	34	1,386	31,852	—	33,238
2027	6	4,072	—	2,673	6,745
2028	11	6,223	4,621	—	10,844
Thereafter	101	123,565	26,431	—	149,996

[2]*Excludes leases that auto renew*

RECONCILIATIONS
($ in thousands)

		THREE MONTHS ENDED		
Adjusted EBITDA Reconciliation		March 31, 2019		March 31, 2018
Net Income	$	35,679	$	38,432
Interest expense		13,518		11,614
Franchise, excise, and other taxes		545		346
Depreciation		18,491		17,335
Loss on convertible note retirement		—		738
Recognition of unamortized note receivable commitment fees		—		(515)
Adjusted EBITDA	$	68,233	$	67,950
Interest expense at contractual rates	$	13,074	$	10,527
Principal Payments		296		285
Fixed Charges	$	13,370	$	10,812
Fixed Charge Coverage		5.1x		6.3x
Net Debt to Adjusted EBITDA				
Consolidated Total Debt	$	1,287,205		
Less cash and cash equivalents		(5,177)		
Consolidated Net Debt	$	1,282,028		
Adjusted EBITDA	$	68,233		
Annualizing Adjustment		204,699		
Annualized impact of recent investments		5,953		
	$	278,885		
Consolidated Net Debt to Adjusted EBITDA		4.6x		

Certain balances were reclassified to conform the presentation of prior periods to the current period.

DEFINITIONS

ANNUALIZED REVENUES

The term Annualized Revenue refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

ADJUSTED EBITDA & EBITDARM

We consider Adjusted EBITDA to be an important supplemental measure because it provides information which we use to evaluate our performance and serves as an indication of our ability to service debt. We define Adjusted EBITDA as consolidated earnings before interest, taxes, depreciation and amortization, including amounts in discontinued operations, excluding real estate asset impairments and gains on dispositions and certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing Adjusted EBITDA for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs. Since others may not use our definition of Adjusted EBITDA, caution should be exercised when comparing our Adjusted EBITDA to that of other companies.

EBITDARM is earnings before interest, taxes, depreciation, amortization, rent and management fees.

CAGR

The acronym CAGR refers to the Compound Annual Growth Rate. The compound annual growth rate represents the year-over-year growth rate over a specified time period.

NORMALIZED FFO, AFFO & FAD

These operating performance measures may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO, normalized FFO, normalized AFFO & normalized FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of these operating performance measures, caution should be exercised when comparing our Company's FFO, normalized FFO, normalized AFFO & normalized FAD to that of other REITs. These financial performance measures do not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") (these measures do not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and are not necessarily indicative of cash available to fund cash needs.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or have a different interpretation of the current NAREIT definition from that of the Company; therefore, caution should be exercised when comparing our Company's FFO to that of other REITs. Diluted FFO assumes the exercise of stock options and other potentially dilutive securities. Normalized FFO excludes from FFO certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

We believe that FFO and normalized FFO are important supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the REIT industry to address this issue.

We believe that normalized AFFO is an important supplemental measure of operating performance for a REIT. GAAP requires a lessor to recognize contractual lease payments into income on a straight-line basis over the expected term of the lease.

This straight-line adjustment has the effect of reporting lease income that is significantly more or less than the contractual cash flows received pursuant to the terms of the lease agreement. GAAP also requires the original issue discount of our convertible senior notes and debt issuance costs to be amortized as a non-cash adjustment to earnings. Normalized AFFO is useful to our investors as it reflects the growth inherent in our contractual lease payments without the distortion caused by non-cash amortization.

We believe that normalized FAD is an important supplemental measure of operating performance for a REIT, also providing a useful indicator of the ability to distribute dividends to shareholders. Additionally, normalized FAD improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods and (iii) results among REITs, more meaningful. Because FAD may function as a liquidity measure, we do not present FAD on a per-share basis.

FACILITY TYPES

SHO - Senior housing   **HOSP -** Hospital
EFC - Entrance Fee Community   **MOB -** Medical office building
SNF - Skilled nursing facility

FIXED CHARGES

The term Fixed Charges refers to interest expense and debt principal.

Peer Average

The peer average calculations provided by Wells Fargo Securities include the following diversified healthcare REITs:

Ventas, Inc.   LTC Properties, Inc.   Sabra Health Care REIT, Inc.
HCP, Inc.   Welltower, Inc.

STABILIZED LEASE

A newly acquired triple-net lease property is generally considered stabilized upon lease-up (typically when senior-care residents occupy at least 85% of the total number of certified units over at least a 12 month period) Newly completed developments, including redevelopments, are considered stabilized upon lease-up, as described above.

TOTAL RETURN

The term Total Return refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

WACY

The acronym WACY refers to Weighted Average Cash Yield, which is the anticipated rate of return upon initial investment excluding the impact of any discounts received or premiums paid.

